UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 15)1

WILLIAM LYON HOMES

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

552074 10 6

(CUSIP Number)

The William Harwell Lyon Separate

Property Trust

Richard M. Sherman, Jr., Trustee

(c/o) Richard M. Sherman, Jr., Esq.

Irell & Manella LLP

840 Newport Center Drive, #400

Newport Beach, California 92660

(949) 760-0991

William Lyon The Cable Family Trust, Est. 7-11-88 Wade H. Cable c/o William Lyon Homes 4490 Von Karman Avenue Newport Beach, California 92660 (949) 833-3600	Richard M. Sherman, Jr., Esq Irell & Manella LLP 840 Newport Center Drive, # 400 Newport Beach, California 92660 (949) 760-0991

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 7, 2005

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 552074 10 6	13D	Page 2 of 115 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Lyon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 4,115,437 Shares
8.	SHARED VOTING POWER 297,705 Shares (1)
9.	SOLE DISPOSITIVE POWER 4,115,437 Shares
10.	SHARED DISPOSITIVE POWER 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,413,142 Shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 51.2% as of November 12, 2004
14.	TYPE OF REPORTING PERSON* IN

(1)	Includes 247,705 shares of Common Stock of the Issuer held by the Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees (“Cable Trust”) and 50,000 shares of Common Stock of the Issuer deemed beneficially owned by Wade H. Cable individually (“Cable”) as a result of Cable’s ownership of 50,000 stock options exercisable by Cable within sixty days of the date of this filing. William Lyon (“Lyon”) has the power to direct the voting of the foregoing shares beneficially owned by the Cable Trust and Cable as a result of and subject to the terms of that certain Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Trust, and Wade H. Cable, individually (the “Voting Agreement”). By virtue of the Voting Agreement, Lyon, Cable and the Cable Trust may be deemed a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”). Does not include 331,437 shares owned of record and beneficially by William Harwell Lyon Separate Property Trust (the “Separate Property Trust”). Lyon and the Separate Property Trust acted together with respect to the acquisition of such shares and the 655,569 shares of Common Stock of the Issuer acquired by Lyon on January 7, 2005 and reported in this Amendment and thus Lyon and the Separate Property Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Exchange Act. Neither Lyon nor the Separate Property Trust has any dispositive or voting power with respect to the shares of Common Stock owned by the other and each disclaims any beneficial ownership therein.

CUSIP NO. 552074 10 6	13D	Page 3 of 115 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 0 Shares
8.	SHARED VOTING POWER 247,705 Shares (1)
9.	SOLE DISPOSITIVE POWER 247,705 Shares
10.	SHARED DISPOSITIVE POWER 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,705 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9% as of November 12, 2004
14.	TYPE OF REPORTING PERSON* OO

(1)	William Lyon has the power to direct the voting of these shares as a result of and subject to the terms of that certain Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust, and Wade H. Cable, individually (the “Voting Agreement”). By virtue of the Voting Agreement, William Lyon, Wade H. Cable and the Cable Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act. The Cable Family Trust disclaims beneficial ownership of the shares of common stock of the Issuer beneficially owned by William Lyon and Wade H. Cable.

CUSIP NO. 552074 10 6	13D	Page 4 of 115 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wade H. Cable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 0 Shares
8.	SHARED VOTING POWER 297,705 Shares (1)(2)(3)
9.	SOLE DISPOSITIVE POWER 50,000 Shares (1)
10.	SHARED DISPOSITIVE POWER 297,705 Shares (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,705 Shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.5% as of November 12, 2004
14.	TYPE OF REPORTING PERSON* IN

(1)	Includes 50,000 shares that could be purchased by Wade H. Cable by exercise of options exercisable on the date of this filing or within 60 days thereafter.

(2)	Includes 247,705 shares held by the Cable Trust of which Wade H. Cable is a co-trustee with Susan M. Cable. Wade H. Cable and Susan M. Cable share voting and dispositive powers with respect to the shares held be the Cable Trust.

(3)	William Lyon has the power to direct the voting of these shares as a result of and subject to the terms of that certain Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust, and Wade H. Cable, individually (the “Voting Agreement”). By virtue of the Voting Agreement, William Lyon, Wade H. Cable and the Cable Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Securities Exchange Act. Wade H. Cable disclaims beneficial ownership of the shares owned by William Lyon.

CUSIP NO. 552074 10 6	13D	Page 5 of 115 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Harwell Lyon Separate Property Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
7.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 331,437 Shares
8.	SHARED VOTING POWER 0 Shares
9.	SOLE DISPOSITIVE POWER 331,437 Shares
10.	SHARED DISPOSITIVE POWER 0 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,437 Shares (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.8% as of November 12, 2004
14.	TYPE OF REPORTING PERSON* OO

(1)	Does not include 4,413,142 shares owned of record and beneficially by Lyon. Lyon and the Separate Property Trust acted together with respect to the acquisition of the 655,569 shares of common stock of the Issuer acquired by Lyon on January 7, 2005 and the 331,437 shares of Common Stock of the Issuer acquired by the Separate Property Trust on January 7, 2005 and reported in this Amendment and thus Lyon and the Separate Property Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Exchange Act. Neither Lyon nor the Separate Property Trust has any dispositive or voting power with respect to the shares of Common Stock owned by the other and each disclaims any beneficial ownership therein.

CUSIP NO. 552074 10 6	13D	Page 6 of 115 Pages

SCHEDULE 13D

This statement, which is being filed by William Lyon, Wade H. Cable, the Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees, Richard M. Sherman and The William H. Lyon Separate Property Trust (together, the “Reporting Persons”), constitutes Amendment No. 15 to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”), as amended by Amendments No. 1 through 14 previously filed with the SEC (as so amended, the “Schedule 13D”). The Schedule 13D relates to the common stock, par value $.01 per share, of William Lyon Homes, a Delaware corporation (the “Issuer”). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

This Schedule 13D is being filed by William Lyon (“Lyon”), by the group (the “Group”) consisting of Lyon, The Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees (the “Cable Trust”), and Wade H. Cable, individually (“Cable”) that may be deemed formed under Rule 13d-5(b)(1) of the Securities Exchange Act by virtue of that certain Voting Agreement, dated as of May 31, 2002, among Lyon, the Cable Trust and Cable (“Voting Agreement”), and by the William Harwell Lyon Separate Property Trust (the “Separate Property Trust”). Lyon, the Cable Trust, Cable and the Separate Property Trust are hereinafter referred to as the “Reporting Persons.” Lyon and the Separate Property Trust acted together with respect to the acquisition on January 7, 2005 of 655,569 shares of Common Stock and 331,437 shares of Common Stock, respectively, and thus Lyon and the Separate Property Trust may be deemed to be a “group” under Rule 13d-5(b)(1) of the Exchange Act. Neither Lyon or the Separate Property Trust has any dispositive or voting power with respect to the shares of Common Stock owned by the other and each disclaims any beneficial ownership therein.

This 13D is being filed jointly by the Reporting Persons pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as Exhibit 7.1.

The business address of Lyon, the Cable Trust, Cable, and Susan M. Cable is c/o William Lyon Homes, 4490 Von Karman Avenue, Newport Beach, California 92660. The business address of the Separate Property Trust and the Separate Property Trustee (as defined below) is c/o Irell & Manella LLP, 840 Newport Center Drive, Suite 400, Newport Beach, California 92660. Lyon serves as a director of the Company and is the Chairman of the Board and Chief Executive Officer of the Company. The Company is primarily engaged in designing, constructing and selling single family homes. Lyon is a United States citizen. The Cable Trust is a revocable trust formed under the laws of California. Wade H. Cable and Susan M. Cable are the sole trustees of the Cable Trust. Wade H. Cable serves as a director of the Company and is the President and Chief Operating Officer of the Company. Susan M. Cable is not employed. Wade H. Cable and Susan M. Cable are United States citizens. Richard M. Sherman, Jr. (the “Separate Property Trustee”) is the sole trustee of the Separate Property Trust. William H. Lyon is the sole beneficiary of the Separate Property Trust. The Separate Property Trust is a revocable trust organized under the laws of California. The Separate Property Trustee is a partner in Irell & Manella LLP, a law firm, and is a United States citizen. The Separate Property Trustee also serves as trustee of the William Harwell Lyon 1987 Trust, which has filed its own Schedule 13D with respect to ownership of 1,749,259 shares of Common Stock. The Separate Property Trustee does not own individually any shares of Common Stock.

CUSIP NO. 552074 10 6	13D	Page 7 of 115 Pages

During the last five years, none of Lyon, the Cable Trust, Cable, Susan M. Cable, the Separate Property Trust and the Separate Property Trustee have been convicted in a United States criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the foregoing persons been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he or it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3:	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to add the following:

On January 7, 2005, Lyon and the Separate Property Trust acquired 655,569 shares and 331,437 shares of Common Stock, respectively, for an aggregate purchase price of $43,890,344.55 and $22,189,707.15, respectively. Lyon and the Separate Property Trust acquired the funds for these acquisitions pursuant to two loans (the “Loans”) from Fremont Investment & Loan, a California industrial bank (“Fremont”). The Loans were made pursuant to the terms of (i) a Loan and Security Agreement (the “$27 Million Loan Agreement”) dated as of January 3, 2005 by and among Lyon, his wife, Willa Dean Lyon (collectively for purposes of the description of the Loan Agreements and the Pledge Agreement (as defined below), “Lyon”), the Separate Property Trust and Fremont and (ii) a Loan and Security Agreement (the “$44 Million Loan Agreement”) dated as of January 3, 2005 by and among Lyon, the Separate Property Trust and Fremont. The Loans are guaranteed by William Harwell Lyon 1976 Trust. Both Loans mature January 1, 2007, and are interest only, with provisions requiring prepayment of principal on receipt by Lyon of the proceeds from the sale of certain assets in which Lyon has an interest. Both Loans bear interest at a variable rate equal to three percent (3%) above the six month LIBOR Rate, adjustable every six months, with a Ceiling Rate of 11.76% and a Floor Rate of 5.25%. The Loan made pursuant to the $44 Million Loan Agreement has a loan fee equal to 1% of the loan amount, payable on funding. Both Loans have an Exit Fee equal to 1% of the loan amount, payable on repayment.

The $27 Million Loan Agreement provides for a loan in the amount of $27,550,000 (the “$27 Million Loan”), of which $1,850,000 has been held back by Fremont to pay interest thereon. The $27 Million Loan is represented by a Secured Promissory Note (the “$27 Million Note”) and is secured by a pledge of 861,623 of the 987,006 shares of Common Stock acquired by William Lyon and the Separate Property Trust as described in Section 5(c) hereof pursuant to the terms of a Pledge Agreement (the “Pledge Agreement”) dated as of January 3, 2005 by and among Lyon, the Separate Property Trust and Fremont. Of the 861,623 shares of Common Stock pledged as security for the $27 Million Note, 572,290 shares were pledged by Lyon and 289,333 shares were pledged by the Separate Property Trust. The $44 Million Loan Agreement provides for a loan in the amount of $44,250,,000 (the “$44 Million Loan”), of which $2,950,000 has been held back by Fremont to pay interest thereon. The $44 Million Loan is represented by a Secured Promissory Note (the “$44 Million Note”) and is secured by real property owned by Lyon.

The foregoing descriptions of the $27 Million Loan Agreement, the $44 Million Loan Agreement, the $27 Million Note, the $44 Million Note and the Pledge Agreement are not, and do not purport to be, complete and each is qualified in its entirety by reference to the $27 Million Loan Agreement, the $44 Million Loan Agreement, the $27 Million Note, the $44 Million Note and the Pledge Agreement, copies of which are filed as Exhibits 7.2, 7.3, 7.4, 7.5 and 7.6, respectively.

CUSIP NO. 552074 10 6	13D	Page 8 of 115 Pages

ITEM 4:	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following:

Lyon acquired the shares of Common Stock he acquired on January 7, 2005 as reported in this Amendment for investment purposes and to provide him with greater voting control with respect to the election of the members of the board of directors of the Issuer and other matters. The Separate Property Trust acquired the shares of Common Stock it acquired on January 7, 2005 as reported in this Amendment for investment purposes.

Although no Reporting Person has any contract or agreement to purchase or sell shares of Common Stock from or to any person, he or it may purchase shares from time to time, and may sell shares from time to time, in open market transactions, privately negotiated transactions or transactions with affiliates of the Company on prices and terms as he or it shall determine. Whether any Reporting Person purchases or sells shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, financial condition of the business, business prospects, availability and need for funds, and the evaluation of alternative interests. Each Reporting Person intends to review continuously such factors with respect to his or its ownership of shares of Common Stock.

Lyon and Cable, as holders of Common Stock and not in their capacity as officers or directors of the Company, and the Cable Trust and the Separate Property Trust have no present plan or proposal that relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company’s present board of directors or management, (iii) any material change in the Company’s present capitalization or dividend policy or any other material change in the Company’s business or corporate structure, (iv) any change in the Company’s charter or by-laws or other actions that may impede the acquisition of control of the Company by any person, (v) any change that would result in the Company’s Common Stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to be delisted from the New York Stock Exchange, or (vi) any similar action. Based upon a review of various factors relating to his or its ownership of Common Stock, each Reporting Person may formulate plans or proposals relating to the foregoing matters in the future.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) Number and Percentage of Shares of Common Stock Beneficially Owned.

(1) The Group, consisting of Lyon, the Cable Trust and Cable, is the beneficial owner of 4,413,142 shares of Common Stock, including 50,000 shares acquirable by Cable upon the exercise of options exercisable within sixty days of the date of this filing. The 4,413,142 shares of Common Stock represents approximately 51.2% of the Common Stock outstanding as of November 12, 2004. On November 12, 2004, there were 8,616,236 shares of Common Stock outstanding.

(2) Lyon is the owner of record of 4,115,437 shares of Common Stock. In addition, as a result of and subject to the terms of the Voting Agreement, Lyon may be deemed the beneficial owner of the 247,705 shares of Common Stock beneficially owned by the Cable Trust and the 50,000 shares of Common Stock acquirable by Cable upon the exercise of options exercisable within sixty days of the date of this filing. Accordingly, Lyon may be deemed the beneficial owner

CUSIP NO. 552074 10 6	13D	Page 9 of 115 Pages

of an aggregate of 4,413,142 shares of Common Stock, which represents approximately 51.2% of the Common Stock outstanding as of November 12, 2004. Lyon disclaims beneficial ownership of the shares of Common Stock owned by the Separate Property Trust.

(3) The Cable Trust is the beneficial owner of 247,705 shares of Common Stock, which represents approximately 2.9% of the Common Stock outstanding as of November 12, 2004. The Cable Trust disclaims beneficial ownership of the shares of Common Stock owned by Lyon, Cable or the Separate Property Trust.

(4) Cable is the beneficial owner of 50,000 shares of Common Stock issuable upon the exercise of 50,000 options exercisable by him within sixty days of this filing. In addition, Cable and Susan M. Cable, in their capacity as trustees of the Cable Trust, are the beneficial owners of 247,705 shares of Common Stock held by the Cable Trust. Cable and Susan M. Cable are not the owners of record of any shares of Common Stock. Accordingly, Cable may be deemed to be the beneficial owner of an aggregate of 297,705 shares of Common Stock, which represents approximately 3.5% of the Common Stock outstanding as of November 12, 2004. Susan M. Cable, as co-trustee of the Cable Trust, is the beneficial owner of an aggregate of 247,705 shares of Common Stock, which represents approximately 2.9% of the Common Stock outstanding as of November 12, 2004. Cable and Susan M. Cable disclaim beneficial ownership of the shares of Common Stock owned by Lyon or the Separate Property Trust.

(5) The Separate Property Trust is the beneficial owner of 331,437 shares of Common Stock, which represents approximately 3.8% of the Common Stock outstanding as of November 12, 2004. The Separate Property Trust disclaims beneficial ownership of the shares of Common Stock owned by Lyon, Cable or the Cable Trust.

(b) Voting and Dispositive Power.

(1) Lyon has sole voting and dispositive power with respect to the 4,115,437 shares of Common Stock owned of record and beneficially by him, subject to any applicable California community property laws. In accordance with the Voting Agreement, Lyon may direct the voting of the 247,705 shares of Common Stock beneficially owned by the Cable Trust and the 50,000 shares of Common Stock Cable acquirable by Cable upon the exercise of 50,000 options exercisable within sixty days of the date of this filing. Accordingly, Lyon shares voting power with the Cable Trust and Cable with respect to 297,705 shares of Common Stock.

(2) The Cable Trust shares voting power with Lyon with respect to the 247,705 shares of Common Stock owned by it as a result of and subject to the terms of the Voting Agreement. The Cable Trust has sole dispositive power with respect to the 247,705 shares of Common Stock owned by it.

(3) Cable and Susan M. Cable are the sole trustees of the Cable Trust and, accordingly, share voting and dispositive power with each other with respect to the 247,705 shares owned by the Cable Trust. If Cable exercised the 50,000 options exercisable by him within sixty days of this filing, Cable would share voting power with Lyon as a result of the Voting Agreement and Cable would have sole dispositive power with respect to the 50,000 shares acquirable upon such exercise, subject to any applicable California community property laws.

(4) The Separate Property Trust has sole voting and dispositive power with respect to the 331,437 shares of Common Stock owned by it.

CUSIP NO. 552074 10 6	13D	Page 10 of 115 Pages

(c) The Reporting Persons have not effected any transactions in the Common Stock in the last 60 days, except that on January 7, 2005, (i) Lyon purchased an aggregate of 655,569 shares of Common Stock in a private transaction pursuant to a Stock Purchase Agreement (the “Lyon Purchase Agreement”) dated as of January 7, 2005 among Lyon and the sellers named therein (consisting of certain investment funds managed by Bricoleur Capital Management, LLC) for a price per share of $66.95 and (ii) the Separate Property Trust purchased 331,437 shares of Common Stock in a private transaction pursuant to a Stock Purchase Agreement (the “Separate Property Trust Purchase Agreement”) dated as of January 7, 2005 among the Separate Property Trust and the sellers named therein (consisting of certain investment funds managed by Bricoleur Capital Management, LLC) for a price per share of $66.95.

(d) Each Reporting Person does not know of any other person who has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by such Reporting Person, except, for Reporting Persons who are individuals, as may be required under California community property laws.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following:

On January 7, 2005, Lyon purchased an aggregate of 655,569 shares of Common Stock from certain investment funds managed by Bricoleur Capital Management, LLC pursuant to the Lyon Purchase Agreement for a purchase price of $66.95 per share. The aggregate purchase price for the shares of Common Stock purchased by Lyon was $43,890,344.55.

On January 7, 2005, the Separate Property Trust purchased an aggregate of 331,437 shares of Common Stock from certain investment funds managed by Bricoleur Capital Management, LLC pursuant to the Separate Property Trust Purchase Agreement for a purchase price of $66.95 per share. The aggregate purchase price for the shares of Common Stock purchased by the Separate Property Trust was $22,189,707.15.

As described in Item 3, certain of the shares of Common Stock acquired by Lyon and the Separate Property Trust have been pledged to secure the $27 Million Loan pursuant to the terms of the Pledge Agreement.

The beneficiary of the Separate Property Trust is the son of Lyon.

The foregoing descriptions of the Lyon Purchase Agreement, the Separate Property Trust Purchase Agreement and the Pledge Agreement are not, and do not purport to be, complete and each is qualified in its entirety by reference to the Lyon Purchase Agreement, the Separate Property Trust Purchase Agreement and the Pledge Agreement, copies of which are filed as Exhibit 7.7, Exhibit 7.8 and Exhibit 7.6, respectively.

CUSIP NO. 552074 10 6	13D	Page 11 of 115 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 7.1	Joint Filing Agreement, dated as of January 9, 2005, among William Lyon, The Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees, Wade H. Cable, and William Harwell Lyon Separate Property Trust, Richard M. Sherman, Jr., Trustee.

Exhibit 7.2	Loan and Security Agreement dated as of January 3, 2005 among William Lyon, Willa Dean Lyon, William Harwell Lyon Separate Property Trust and Fremont Investment and Loan.

Exhibit 7.3	Loan and Security Agreement dated as of January 3, 2005 among William Lyon, Willa Dean Lyon, William Harwell Lyon Separate Property Trust and Fremont Investment and Loan.

Exhibit 7.4	Secured Promissory Note dated January 3, 2005 by William Lyon, Willa Dean Lyon and William Harwell Lyon Separate Property Trust in favor of Fremont Investment and Loan.

Exhibit 7.5	Secured Promissory Note dated January 3, 2005 by William Lyon, Willa Dean Lyon and William Harwell Lyon Separate Property Trust in favor of Fremont Investment and Loan.

Exhibit 7.6	Pledge Agreement dated as of January 3, 2005 by and among William Lyon, Willa Dean Lyon, William H. Lyon Separate Property Trust and Fremont Investment and Loan.

Exhibit 7.7	Stock Purchase Agreement dated as of January 7, 2005 among General William Lyon and the sellers named therein (consisting of certain investment funds managed by Bricoleur Capital Management, LLC).

Exhibit 7.8	Stock Purchase Agreement dated as of January 7, 2005 among William Harwell Lyon Separate Property Trust and the sellers named therein (consisting of certain investment funds managed by Bricoleur Capital Management, LLC).

CUSIP NO. 552074 10 6	13D	Page 12 of 115 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2005	/s/ WILLIAM LYON
WILLIAM LYON

THE CABLE FAMILY TRUST, EST. 7-11-88

	By:	/s/ WADE H. CABLE
Wade H. Cable, Trustee

	By:	/s/ SUSAN M. CABLE
Susan M. Cable, Trustee

/s/ WADE H. CABLE
WADE H. CABLE

THE WILLIAM HARWELL LYON SEPARATE PROPERTY FAMILY TRUST

	By:	/s/ RICHARD M. SHERMAN, JR.
Richard M. Sherman, Jr., Trustee

CUSIP NO. 552074 10 6	13D	Page 13 of 115 Pages

EXHIBIT INDEX

Exhibit 7.1	Joint Filing Agreement, dated as of January 9, 2005, among William Lyon, The Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees, Wade H. Cable, and William Harwell Lyon Separate Property Trust, Richard M. Sherman, Jr., Trustee.

Exhibit 7.2	Loan and Security Agreement dated as of January 3, 2005 among William Lyon, Willa Dean Lyon, William Harwell Lyon Separate Property Trust and Fremont Investment and Loan.

Exhibit 7.3	Loan and Security Agreement dated as of January 3, 2005 among William Lyon, Willa Dean Lyon, William Harwell Lyon Separate Property Trust and Fremont Investment and Loan.

Exhibit 7.4	Secured Promissory Note dated January 3, 2005 by William Lyon, Willa Dean Lyon and William Harwell Lyon Separate Property Trust in favor of Fremont Investment and Loan.

Exhibit 7.5	Secured Promissory Note dated January 3, 2005 by William Lyon, Willa Dean Lyon and William Harwell Lyon Separate Property Trust in favor of Fremont Investment and Loan.

Exhibit 7.6	Pledge Agreement dated as of January 3, 2005 by and among William Lyon, Willa Dean Lyon, William H. Lyon Separate Property Trust and Fremont Investment and Loan.

Exhibit 7.7	Stock Purchase Agreement dated as of January 7, 2005 among General William Lyon and the sellers named therein (consisting of certain investment funds managed by Bricoleur Capital Management, LLC).

Exhibit 7.8	Stock Purchase Agreement dated as of January 7, 2005 among William Harwell Lyon Separate Property Trust and the sellers named therein (consisting of certain investment funds managed by Bricoleur Capital Management, LLC).